FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of November 30, 2001

                            Digital Rooster.com Inc.
                 (Exact name of registrant's name into English)

              366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2
================================================================================
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------
This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission No. Commission File No. 00032559).


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INDEX

1. DIGITAL ROOSTER.COM INC. CONSOLIDATED FINANCIAL STATEMENTS QUARTER ENDED SEPTEMBER 30, 2001

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to " Digital Rooster.com Inc." or the "Company", means Digital Rooster.com Inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of Digital Rooster.com Inc.'s future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to Digital Rooster.com Inc.'s ability as a going concern, competitive developments, risks associated with Digital Rooster.com Inc.'s growth, regulatory risks, and other factors. Digital Rooster.com Inc. assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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

DIGITAL ROOSTER.COM INC.

CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2001
(un-audited)

                                                         2001         2000
       --------------------------------------------------------------------
ASSETS

Current
       Cash                                            14,101   $   17,014
       Accounts receivable                            354,398       92,324
       Prepaid expenses and sundry receivables         24,709      105,379

       --------------------------------------------------------------------
       Total Current Assets                           393,209      214,717
       --------------------------------------------------------------------

       Capital Assets                                 162,690      170,692

       Goodwill                                       224,621      292,860

       Due from Olaf Cordt                              5,070

       Due from Jazz Monkey Media Inc.                      -      151,610

       --------------------------------------------------------------------
       TOTAL ASSETS                                   785,590   $  829,879
       ====================================================================
LIABILITIES

Current

       Accounts payable and accrued liabilities       398,251   $  166,987
       Deferred Revenue                                64,527
       Income Tax Payable                               2,415        2,415
       Loans Payable                                   86,700
       Due to shareholders                            122,664       54,678
       Note payable                                    90,000       90,000
       Convertible Note                               101,469
       --------------------------------------------------------------------
       Total Current Liabilities                      866,026      314,079
       --------------------------------------------------------------------

SHAREHOLDERS' EQUITY

       Capital Stock                                1,751,127    1,125,127

       Deficit                                     (1,831,563)    (609,327)

       --------------------------------------------------------------------
       Total Shareholders' Equity                     (80,436)     515,800
       --------------------------------------------------------------------

       --------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     785,590   $  829,879
       ====================================================================

All Amounts in Canadian Dollars


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

DIGITAL ROOSTER.COM INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(un-audited)

THREE MONTHS ENDED SEPTEMBER 30, 2001
                                                         THREE MONTHS ENDED SEPTEMBER 30   SIX MONTHS ENDED SEPTEMBER 30
                                                                2001            2000           2001             2000
------------------------------------------------------------------------------------------------------------------------
SALES                                           (I)              659,662   $     702,272      1,403,459   $   1,603,380


COST OF SALES                                   (II)             248,205         123,655        640,865         405,090


GROSS PROFIT                                                     411,456         578,617        762,594       1,198,290


EXPENSES                                        (III)
  Administrative                                                 361,674         315,652        747,850         584,855
  Selling                                                          6,320         216,243        172,616         485,967
  Bandwidth and Computer Expenses                                 38,403         123,398        179,764         187,918
  Capital Asset Amortization                                      14,903          12,154         29,225          24,960
  Goodwill Amortization                                           17,060          17,060         34,120          34,120
  Interest                                                        22,429           3,145         26,305           4,242

                                                                 460,788         687,652      1,189,879       1,322,062
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                (49,332)  $    (109,035)      (427,284)  $    (123,772)
========================================================================================================================

All Amounts in Canadian Dollars


(I) REVENUE Revenue from content and traffic sales declined slightly in our second quarter ended September 30, 2001 compared to September 30, 2000. We are in the final stages of testing our new products, which we anticipate to release towards the end of the third quarter. We also except the launch of these new products to have a substantial impact on our revenue.


(II) COST OF SALES For the quarter ended September 30, 2001 cost of sales was $248,205 or 38% of revenue, compared to 53% for quarter ended June 30, 2001. Cost of sales have increased compared to quarter ended September 30, 2000. This increase is due to the set-up of new projects. Cost of sales consists of variable expenses associated with bandwidth and web site content costs.


(III) EXPENSES Total expenses were $460,788, for the quarter ended September 30, 2001, compared to $689,652 for the quarter ended September 30, 2000. This decrease continues to reflect the company's decision to focus on more cost effective ways of doing business


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

DIGITAL ROOSTER.COM INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(un-audited)

THREE MONTHS ENDED SEPTEMBER 30, 2001                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               SEPTEMBER 30                  SEPTEMBER 30
                                                            2001           2000           2001           2000
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Loss                                                   (49,332)  $    (109,035)      (378,068)  $    (123,771)
Adjustment for non-cash item:
Capital Asset Amortization                                  14,903          12,807         29,225          24,960
Goodwill Amortization                                       17,060          17,059         34,120          34,120
------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM EARNINGS                                    (17,369)        (79,169)      (314,724)        (64,691)
------------------------------------------------------------------------------------------------------------------

Changes in non-cash operating assets and liabilities      (414,865)       (200,185)      (300,828)        (29,350)
------------------------------------------------------------------------------------------------------------------

CASH EXPENDED IN OPERATING ACTIVITIES                     (432,234)       (279,353)      (615,552)        (94,041)
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITY

Purchase of capital assets                                  (4,552)        (28,812)        (7,039)        (70,356)

------------------------------------------------------------------------------------------------------------------
CASH EXPENDED IN INVESTING ACTIVITY                         (4,552)        (28,212)        (7,039)        (70,356)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Advances from shareholders                                  24,546          (1,529)        86,364           9,108
Advances from (to) Jazz Monkey Media Inc.                  (46,328)        175,360              -          73,597
Loans payable                                               38,100                         10,139
                                                                 -
Convertible Note                                           101,469                        101,469
Issuance of capital stock                                  333,000                        401,000
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                      450,786         173,831        598,971          82,705
------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH                                          14,000        (134,334)       (18,690)        (81,692)

CASH, BEGINNING OF PERIOD                                      101         151,348         32,791          98,705
------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                         14,101   $      17,014         14,101   $      17,014
==================================================================================================================

All Amounts in Canadian dollars




          SIGNATURE

Pursuant to the requirements of the Securities exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  December 7, 2001                   DIGITAL ROOSTER.COM INC.
                                                (Registrant)


                                          By:  /s/ John A. van Arem
                                          --------------------------------------
                                          President and Chief Executive Officier


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